Shanda Games Licenses Chain Chronicle from SEGA Networks

Shanghai, December 3, 2013 —Shanda Games Limited (NASDAQ: GAME, "Shanda Games"), a leading online game developer, operator and publisher in China, today announced that it has entered into an agreement with SEGA Networks, a leading Japanese mobile game publisher and developer, for the operating rights of its new mobile role-playing card game Chain Chronicle in Mainland China, Taiwan, Hong Kong, Macau and South Korea. Chain Chronicle will be made available for both iOS and Android-based phones.

Chain Chronicle was released in July 2013 for Android-based phones and August 2013 for iOS-based phones in Japan. The mobile game immediately ranked among the Top Ten Grossing Apps in both Google Play’s Japan App Store and in Apple’s Japan App Store. The mobile game stayed among the Top Ten Grossing Action Games Apps in Apple’s Japan App store and Top Ten Grossing Arcade and Action Games Apps in Google Play’s Japan App Store for over three months after its launch, according to mobile analytics website App Annie.

Separately, the Company was again nationally recognized during the 2013 Golden Plume Awards Ceremony. Shanda Games received a total of eight industry awards, with several of its most prominent games including Million Arthur, Final Fantasy 14 and Dungeon Striker being recognized. Million Arthur received awards for ‘Best Foreign Mobile Game’ and ‘Player’s Favorite Mobile Game,’ Final Fantasy 14 received an award for ‘Best Overseas Online Game’ while Dungeon Striker received the ‘Most Anticipated Online Game’ award.

“I am very excited to build upon the success we have seen in our mobile game segment with the licensing of Chain Chronicle, another powerful addition to our growing mobile game portfolio,” said Mr. Xiangdong Zhang, Chief Executive Officer of Shanda Games. “The licensing of Chain Chronicle is another example of our commitment to securing the highest quality mobile games for our platform. Its addition to our already solid pipeline is certain to add to the growth momentum we picked up with Million Arthur which was one of the most successful mobile games launched in China this year. The receipt of multiple awards reaffirms Million Arthur's popularity establishing it as one of the highest-quality mobile games available in the market today. This recognition along with the eager anticipation of our MMO games Final Fantasy 14 and Dungeon Striker and the licensing of Chain Chronicle illustrates our leading position in this rapidly growing industry. We will continue to add new content into our game portfolio going forward."

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements in this announcement that are not historical facts, including but not limited to statements regarding the future benefits brought by the new game launches and popularity of existing games represent only the Company’s current expectations, assumptions, estimates and projections and are forward-looking statements. These forward-looking statements involve various risks and uncertainties. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the possibility that the Company would not realize the expected benefits from the new game launches and popularity of existing games and the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company's annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Shanda Games

Shanda Games Limited (NASDAQ: GAME) is a leading online game developer, operator and publisher in China. Shanda Games offers a diversified game portfolio, which includes some of the most popular massively multiplayer online (MMO) games and mobile games in China and in overseas markets, targeting a large and diverse community of users. Shanda Games manages and operates online games that are developed in-house, co-developed with world-leading game developers, acquired through investments or licensed from third parties. For more information about Shanda Games, please visit http://www.ShandaGames.com.

About SEGA Networks

SEGA Networks was established in July 2012 as an affiliate company of SEGA Corporation, a global entertainment company with the goal of offering global-quality, user-oriented F2P (free-to-play) experiences. SEGA Networks provides digital content under the SEGA brand for smart devices such as smart phones and tablets. Since opening its doors in October 2010, SEGA Networks has continued to persue its goal of delivering new experiences and excitement to all users with a wide variety of titles including original IP as well as existing SEGA properties. For more information, please visit http://sega-net.com.

Contact

Shanda Games Limited:

Ellen Chiu, Investor Relations Director

Maggie Zhou, Investor Relations Associate Director

Phone: +86-21-5050-4740 (Shanghai)

Email: IR@ShandaGames.com

Christensen:

Christian Arnell

Phone: +86-10-5826-4939 (China)

Email: carnell@ChristensenIR.com

Linda Bergkamp

Phone: +1-480-614-3004 (U.S.A.)

Email: lbergkamp@ChristensenIR.com